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           Filed by Board of Trade of the City of Chicago (CBOT)
           Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933
           File No. 132-01854

The following letter was sent to the Board of Trade Clearing Corporation on August 9, 2000.

                               [CBOT LETTERHEAD]



                                August 9, 2000

Thomas J. Hammond
Executive Vice President, Clearing Services
Board of Trade Clearing Corporation
141 West Jackson Boulevard
Chicago, Illinois  60604

     RE:  Board of Trade of the City of Chicago (the "CBOT") Reincorporation

Dear Tom:

          As you are aware, the CBOT recently received the approval of its members to reincorporate the CBOT in Delaware. Yesterday, the reincorporation merger became effective and, as a result, the CBOT has been reincorporated in Delaware as a Delaware not-for-profit, nonstock corporation. In connection with the reincorporation in Delaware, the CBOT has changed its name to "Board of Trade of the City of Chicago, Inc."

          Accordingly, we respectfully request that the Board of Trade Clearing Corporation adjust its records to reflect our new name. In the event you have any questions or concerns, please do not hesitate to contact me.

                            Very truly yours,

                            /s/ Dennis A. Dutterer
                            Dennis A. Dutterer
                            Interim President and
                            Chief Executive Officer


The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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